

07005191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 1 2 2007

SEC FILE NUMBER
8-00123

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/1/06 (MM/DD/YY) AND ENDING 1/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seasongood & Mayer ~~LLC~~

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

414 Walnut Street, 300 Mercantile Library Building
(No. and street)

Cincinnati (City) | OH (State) | 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Todd Braff | (513) 621-2000 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

250 East Fifth Street (Address) | Cincinnati (City) | OH (State) | 45202 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Todd Braff, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Seasongood & Mayer, LLC for the year ended January 31, 2007, are true and correct. I further affirm that neither the Company nor any principal, partner, officer or director has any proprietary interest in any account classified solely as that of a customer.

Todd Braff 3/2/07

Signature Date



Senior Principal

Title

Tamara A Hornsby

Notary Public TAMARA A. HORNSBY
Notary Public, State of Ohio
My Commission Expires May 19, 2009

This report contains (check all applicable boxes):

(x) (a) Facing Page.

(x) (b) Statement of Financial Condition.

(x) (c) Statement of Income.

(x) (d) Statement of Changes in Members' Capital.

(x) (e) Statement of Cash Flows.

( ) (f) Statement of Changes in Consolidated Liabilities Subordinated to Claims of General Creditors—Not Applicable

(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

(x) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3—Not Required

( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation—Not Applicable

(x) (l) An Oath or Affirmation

( ) (m) Copy of the SIPC Supplemental Report—Not Required

(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

Seasongood & Mayer, LLC

Consolidated Statement of Financial Condition as of January 31, 2007 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

SEC File Number 8-00123

Deloitte.

Deloitte & Touche LLP
Suite 1900
250 East Fifth Street
Cincinnati, OH 45201-5340
USA

Tel: +1 513 784 7100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Seasongood & Mayer, LLC:

We have audited the accompanying consolidated statement of financial condition of Seasongood & Mayer, LLC and subsidiary (the "Firm") as of January 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Seasongood & Mayer, LLC and subsidiary at January 31, 2007, in conformity with accounting principles generally accepted in the United States of America.



March 8, 2007

SEASONGOOD & MAYER, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF JANUARY 31, 2007

ASSETS

Cash	$ 3,014,925
Receivable from brokers and dealers	49,470
Securities owned by the Firm—at market value	36,028,468
Furniture and equipment, at cost, net of accumulated depreciation of $817,766	111,696
Accrued interest receivable	146,823
Other assets	66,310
TOTAL	$39,417,692

LIABILITIES AND MEMBERS' CAPITAL

Short-term bank loans	$ 9,000,000
Other liabilities	474,297
Members' capital	29,943,395
TOTAL	$39,417,692

See notes to consolidated statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Seasongood & Mayer, LLC (the "Firm") is a limited liability corporation under Ohio statute which provides brokerage services specializing in public finance. Prior to February 1, 2000, the Firm was organized as a limited partnership under Ohio statute. Security transactions and related revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date. Recording regular-way transactions on a trade date basis would not result in a material difference.

The Firm created a wholly owned subsidiary, Seasongood Asset Management ("SAM"), which began operations during fiscal year ended January 31, 2001. SAM provides public finance investment advisory services that focus on managing the investment assets of school districts and other governmental agencies. SAM was registered with the Securities and Exchange Commission in April 2000. The consolidated financial statements contained herein are inclusive of SAM's results of operations and its financial position. All intercompany transactions and balances have been eliminated in consolidation.

Underwriting revenues net of related expenses are recorded as income upon issuance of the securities. Asset management revenues are recognized as the services are provided.

Securities owned by the Firm, primarily state and municipal obligations, are stated at market value.

Federal income taxes have not been provided as each member is individually liable for his or her own tax payments.

Depreciation is provided on straight-line and accelerated cost recovery methods using estimated useful lives of three to seven years.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

2. MEMBERS' CAPITAL

The members propose to make withdrawals of approximately $6,000,000 from capital during the six-month period ending July 31, 2007.

3. LEASE AGREEMENT

The Firm and its subsidiary have obligations under operating leases for the rental of office space. Aggregate annual rentals for office space at January 31, 2007, are as follows:

2008	$ 164,000
2009	164,000
2010	32,000
2011	
2012	
Later years	
	$ 360,000

Certain leases contain renewal options and escalation clauses.

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Firm is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At January 31, 2007, the Firm's net capital of $29,093,068 exceeded its required net capital of $250,000 by $28,843,068. The Firm's ratio of aggregate indebtedness to net capital at January 31, 2007 was .02 to 1 as compared to a maximum allowable ratio of 15 to 1.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a securities broker/dealer, the Firm is engaged in various brokerage activities servicing a diverse group of institutional and individual investors and other brokers and dealers. A substantial portion of the Firm's transactions are collateralized and are executed with and on behalf of such clients. The Firm's exposure to credit risk associated with nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Firm.

The Firm does not anticipate nonperformance by clients or counterparties in the above situations. The Firm's policy is to monitor its market exposure and counterparty risk. In addition, the Firm has a policy of reviewing, as considered necessary, the credit standing of each client and counterparty with which it conducts business.

6. RETIREMENT AND SAVINGS PLAN

The Firm has a defined contribution retirement and savings plan which provides benefits to eligible employees and members. Firm contributions to this plan were approximately $102,070 for the year ended January 31, 2007.

7. CREDIT FACILITY

The Firm maintains a line of credit which permits borrowing of the lesser of $100,000,000 or 3.5 times the Firm's net capital position to fund short-term cash needs. Outstanding borrowings are collateralized by the assets of the Firm, and the interest rate on such borrowings is a variable, calculated as prime rate minus one-half of one percent. At January 31, 2007, the Firm had $9,000,000 outstanding under the line of credit. The line of credit expires on June 30, 2007.

* * * * * *

Deloitte.

Deloitte & Touche LLP
250 East Fifth Street
Suite 1900
P.O. Box 5340
Cincinnati, OH 45201-5340
USA

Tel: +1 513 784 7100
www.deloitte.com

March 8, 2007

To the Members of
Seasongood & Mayer LLC:

In planning and performing our audit of the consolidated financial condition of Seasongood & Mayer, LLC and subsidiary (the "Firm") as of and for the year ended January 31, 2007 (on which we issued our report dated March 8, 2007), we considered the Firm's internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Firm in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following matters involving the Firm's internal control and its operation that we consider to be a material weakness as defined above.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Firm, the specific weaknesses are not described and no corrective action has been taken or proposed by the Firm.

The forgoing condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the consolidated financial condition, and this report of such condition does not modify our unqualified opinion dated March 8, 2007 on such consolidated financial condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END